UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 169905-10-6	Page 2 of 5

1	Name of reporting person Todd S. Renschler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(c) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 146,594
	8	Shared voting power 0
	9	Sole dispositive power 146,594
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 146,594
12	Check box if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) .25%
14	Type of reporting person IN

13D

CUSIP No. 169905-10-6	Page 3 of 5

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Hotels Circle

Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock, par value $0.01 per share

Item 2.	Identity and Background

(a)	Name:

Todd S. Renschler (“Dr. Renschler” or the “Reporting Person”)

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

Director of Clinical Programs

Center for Youth Wellness

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.	Purpose of Transaction

On October 1, 2013, the Reporting Person resigned from the Board of Directors of Realty Investment Company, Inc. (“Realty”). He no longer shares voting control over the 6,821,574 shares owned by Realty. The Reporting Person holds his sole voting shares for investment purposes. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

146,594 shares held directly by the Todd Renschler Declaration of Trust (“Todd Trust”), of which Dr. Renschler is the sole trustee and beneficiary.

13D

CUSIP No. 169905-10-6	Page 4 of 5

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	146,594

(ii) Shared Voting Power	0

(iii) Sole Dispositive Power	146,594

(iv) Shared Dispositive Power	0

(c)	A schedule of transactions effected in the last sixty days is as follows:

None

(d)	Ownership of more than five percent on behalf of Another Person:

Not Applicable

(e)	Ownership of Less than Five Percent:

As a result of the transaction described herein by the Reporting Person, since the date of his last filing the Reporting Person ceased to be the beneficial owner of more than 5% of the securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

13D

CUSIP No. 169905-10-6	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2013

/s/ Todd S. Renschler
Todd S. Renschler

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact